Contact

www.linkedin.com/in/michael-rosenberg-67132412 (LinkedIn)

Top Skills

Strategic Planning

Healthcare

Business Analysis

Michael Rosenberg

President at Payroll4Free.com LLC

Beachwood, Ohio, United States

Experience

Payroll4Free.com Inc.

President

January 2013 - Present (11 years 8 months)

Beachwood, Ohio

Helped build payroll service focusing on small business from start-up to almost 2,000 clients in all 50 states.

Galaxy Hosted Software

President

April 2004 - Present (20 years 5 months)

Beachwood, Ohio

Provide cloud software to the Long-Term Health Care Industry. Now focusing on horizontal GL, AP and Payroll, with interface to vertical suppliers such as Point-Click-Care.

Education

The Ohio State University

Bachelor of Arts (B.A.), History and Economics · (1967 - 1970)